EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $5,402,000 (comprised of (i) $1,396,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index., (ii) $4,006,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index.